

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2011

Jacques-Francois Martin
President and Chief Executive Officer
Mymetics Corporation
c/o Mymetics S.A.
Biopole
Route de la Corniche, 4
1066 Epalinges, Switzerland

> **Re:** **Mymetics Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-K/A filed January 5, 2011**
> **File No. 000-25132**

Dear Mr. Martin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Ernest M. Stern (Akerman Senterfitt LLP)